Exhibit (a)(5)(xxxvi)

GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS S.A.

2ND March 2007

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 4 ON THE AGENDA:

(To resolve on the authorisation, under the terms of number 1 of Article 9 of the Articles of Association, for Sonaecom, SGPS, S.A. and/or Sonaecom, B.V. to hold ordinary shares representing more than 10% of the Company’s share capital, subject to the offer’s success and assuming that the terms, conditions and consideration of the tender offer for all of the shares of the Company’s share capital, announced on 12th January 2007 by Sonaecom, SGPS, S.A. and Sonaecom, B.V., are final)

Whereas:

A)                    On 12th January 2007, Sonaecom, SGPS, S.A. and Sonaecom, B.V. (the “Offerors”) published an announcement to launch a tender offer for all of the shares representing share capital of Portugal Telecom, SGPS S.A. (the “Offer”), in which the Offerors stated that the Offer would be subject, among other conditions, to the «authorisation by PT’s General Meeting, even if subject to the Offer’s success, for the offeror to acquire more than 10% of the target company’s share capital, under the terms of Article 9 of the respective Articles of Association, without establishing any other limit», until the end of the Offer;

B)                      It is up to the shareholders to whom the Offer is made to decide on the amendment of the Company’s bylaws referred to in A) above, it being the Board’s only responsibility to, without making any comment on such matter, provide the shareholders with the conditions for discussion and voting on such matter;

C)                      Article 9 of the Articles of Association establishes a limitation on the holding of Company shares by shareholders who/which are, either directly or indirectly, engaged in an activity which competes with an activity being performed by companies in a control relationship with Portugal Telecom, SGPS S.A., requiring prior authorisation by the Company’s General Meeting so that such shareholders may hold more than 10% of the Company’s share capital;

D)                     With the registration of the transaction with the Portuguese Securities Commission (Comissão do Mercado de Valores Mobiliários), the publication of the launch announcement and the stabilization of the Offer’s terms, conditions and consideration, the Board believes that the essential conditions for the formation of the shareholders’ will to resolve are gathered, and so it deems appropriate to present to the General Meeting the necessary proposals of resolution so that the offerees may decide on the matter;

We propose that it be resolved, subject to the offer’s success and assuming that, on the date of the resolution, the terms, conditions and consideration of the tender offer for all of the shares representing the Company’s share capital, announced on 12th January 2007 by Sonaecom, SGPS, S.A. and Sonaecom, B.V., are final:

To authorise, under the terms of number 1 of Article 9 of the Articles of Association, that Sonaecom, SGPS, S.A. and/or Sonaecom, B.V. may hold ordinary shares representing more than 10% of the Company’s share capital.

Lisbon, 24th January 2007

The Board of Directors

This document is a translation of the Portuguese original. In case of any discrepancy with the Portuguese original, the original version controls.

In the United States, Portugal Telecom, SGPS, S.A. (the “Company”) has filed a Solicitation/Recommendation Statement with the U.S. Securities and Exchange Commission (the “SEC”) on Schedule 14D-9, and holders of the Company’s ordinary shares and American Depositary Shares are advised to read it as it contains important information.  Copies of the Schedule 14D-9 and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov and at the Company’s principal executive offices in Lisbon, Portugal.